FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                         For the month of December, 2004

                                HSBC Holdings plc

                              42nd Floor, 8 Canada
                         Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                 Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)





NOTIFICATION OF MAJOR INTERESTS IN SHARES

Section 198 - Companies Act 1985

The Company was notified today by The Capital Group Companies, Inc. that, as at 8 December 2004, The Capital Group Companies, Inc. no longer has a notifiable interest in the share capital of HSBC Holdings plc.

A copy of the letter of notification is quoted below.

P A Stafford
Assistant Group Secretary
HSBC Holdings plc





"Date: 8 December 2004

                            SECTION 198 NOTIFICATION

                            Notification of Decrease

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International S.A., Capital International, Inc., Capital International Limited, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

        Ordinary Shares (11,171,117,000 shares outstanding)

Number of shares in which the Companies have an interest:

        334,972,249

Name(s) of registered holder(s):

        See Schedule B"



Schedule A
                                           Number of       Percent of
                                              Shares      Outstanding

  The Capital Group Companies, Inc.      334,972,249           2.999%
  ("CG") holdings

  Holdings by CG Management Companies
  and Funds:

  Capital Guardian Trust Company          48,228,635           0.432%
  Capital International Limited           31,840,710           0.285%
  Capital International S.A.               7,596,630           0.068%
  Capital International, Inc.             14,310,717           0.128%
  Capital Research and Management        232,995,557           2.086%
  Company

Schedule B
  Registered Name                                        Local Shares

  Capital Guardian Trust Company

  State Street Nominees Limited                             6,260,923
  Bank of New York Nominees                                 2,261,541
  Northern Trust                                              218,245
  Chase Nominees Limited                                   19,993,707
  BT Globenet Nominees Ltd.                                   694,400
  Midland Bank plc                                          5,406,284
  Cede & Co                                                 1,897,790
  Deutsche Bank Mannheim                                        2,400
  Bankers Trust                                             1,757,300
  Barclays Bank                                               296,400
  Citibank London                                              15,100
  Royal Trust                                                  17,900
  Nortrust Nominees                                         5,832,301
  Royal Bank of Scotland                                       68,300
  MSS Nominees Limited                                         63,400
  State Street Bank & Trust Co.                                64,411
  Citibank                                                     16,800
  RBSTB Nominees Ltd.                                           3,200
  Citibank NA                                                  42,100
  Deutsche Bank AG                                              4,800
  HSBC Bank plc                                                13,286
  Mellon Bank N.A.                                            146,400
  ROY Nominees Limited                                        137,900
  Mellon Nominees (UK) Limited                              1,457,799
  HSBC                                                         31,838
  JP Morgan Chase                                           1,524,110
  Bank
              Total                                        48,228,635


  Registered Name                                        Local Shares

  Capital International Limited

  State Street Nominees Limited                             1,209,580
  Bank of New York Nominees                                 6,798,790
  Northern Trust                                            2,822,744
  Chase Nominees Limited                                    5,600,936
  Midland Bank plc                                            494,800
  Bankers Trust                                               481,400
  Barclays Bank                                               245,800
  Citibank London                                             755,056
  Morgan Guaranty                                             159,300
  Nortrust Nominees                                         3,700,491
  Royal Bank of Scotland                                    1,382,200
  MSS Nominees Limited                                        183,500
  State Street Bank & Trust Co.                             2,603,770
  National Westminster Bank                                   202,945
  Lloyds Bank                                                  64,400
  Citibank                                                    109,500
  Hong Kong & Shanghai Banking Corp                           380,400
  Citibank NA                                                  68,400
  Standard Chartered Bank (Hong Kong)                           3,200
  Deutsche Bank AG                                          1,054,416
  Chase Manhattan Nominee Ltd.                                175,600
  State Street Australia Limited                               86,600
  HSBC Bank plc                                               845,900
  Mellon Bank N.A.                                            290,782
  Northern Trust AVFC                                         784,500
  KAS UK                                                      110,968
  Mellon Nominees (UK) Limited                                262,700
  Bank One London                                             284,000
  Clysesdale Bank plc                                         210,100
  JP Morgan Chase Bank                                        467,932

              Total                                        31,840,710


  Registered Name                                        Local Shares

  Capital International S.A

  State Street Nominees Limited                                24,400
  Bank of New York Nominees                                    33,200
  Northern Trust                                               22,100
  Chase Nominees Limited                                    2,212,439
  Credit Suisse London Branch                                  56,300
  Midland Bank plc                                            929,411
  Barclays Bank                                               417,470
  Pictet & Cie, Geneva                                         40,700
  Citibank London                                              50,700
  Brown Bros.                                                  78,017
  Nortrust Nominees                                            31,800
  Morgan Stanley                                               24,480
  Royal Bank of Scotland                                      142,300
  J.P.Morgan                                                2,613,327
  State Street Bank & Trust Co.                                28,300
  National Westminster Bank                                    69,400
  Lloyds Bank                                                  26,800
  RBSTB Nominees Ltd.                                         102,200
  Citibank NA                                                  24,900
  Deutsche Bank AG                                            178,836
  HSBC Bank plc                                               455,550
  HSBC                                                         34,000
              Total                                         7,596,630



  Registered Name                                        Local Shares

  Capital International, Inc.

  State Street Nominees Limited                             2,718,772
  Bank of New York Nominees                                   426,187
  Northern Trust                                               28,629
  Chase Nominees Limited                                    1,965,090
  Midland Bank plc                                            253,417
  Bankers Trust                                                20,000
  Citibank London                                           6,827,100
  Brown Bros.                                                 271,295
  Nortrust Nominees                                           393,700
  Royal Bank of Scotland                                      213,915
  State Street Bank & Trust Co.                               203,850
  Sumitomo Trust & Banking                                     89,500
  Citibank                                                     18,600
  RBSTB Nominees Ltd.                                          46,497
  Citibank NA                                                 281,781
  HSBC Bank plc                                               180,984
  JP Morgan Chase                                             371,400
  Bank
              Total                                        14,310,717



  Registered Name                                        Local Shares

  Capital Research and Management Company

  State Street Nominees Limited                             6,130,648
  Chase Nominees Limited                                  162,034,733
  Cede & Co                                                64,688,190
  JPM Nominees Ltd.                                            29,529
  State Street Bank                                           112,457
  & Trust Co.
              Total                                       232,995,557






                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  10 December, 2004